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                               November 19, 2021

       Joshua B. Goldstein
       General Counsel and Secretary
       Masterworks 045, LLC
       53 Beach St. 2nd Floor
       New York, New York 10013

                                                        Re: Masterworks 045,
LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 20,
2021
                                                            File No. 024-11440

       Dear Mr. Goldstein:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Offering Statement on Form 1-A Filed October 20, 2021

       Risk Factors, page 10

   1. Please add a risk factor discussing any risks related to your multi-class capital structure, such as the risks that
your multi-class structure may render your shares ineligible for inclusion in certain
stock market indices, and thus adversely affect share price and liquidity if you plan
to list your shares on a national exchange in the future. Please also address any risks to
your Class A holders posed by a Class C holder's ability to remove, replace and
reconstitute your Board.
       Description of Shares, page 64

   2. Please disclose whether the Class C ordinary share will have any voting rights.
 Joshua B. Goldstein
Masterworks 045, LLC
November 19, 2021
Page 2

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,
FirstName LastNameJoshua B. Goldstein
                                                       Division of Corporation
Finance
Comapany NameMasterworks 045, LLC
                                                       Office of Trade &
Services
November 19, 2021 Page 2
cc:       Laura Anthony, Esq.
FirstName LastName